UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of December 2010

Commission

File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 56 – 16th floor
Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

CONTAX PARTICIPAÇÕES S.A.

Corporate Taxpayers’ ID (CNPJ) 04.032.433/0001-80

Company Registry (NIRE) 33300275410

Publicly-Held Company

MINUTES OF THE EXTRAORDINARY BOARD OF DIRECTORS’ MEETING

HELD ON DECEMBER 17, 2010

I. DATE, TIME AND VENUE: December 17th, 2010 at 10:30 a.m., at the head offices of Contax Participações S.A., located at Rua do Passeio, 48 a 56, parte, Centro, in the city and state of Rio de Janeiro (“Company” or “Contax Participações”). II. ATTENDANCE: The majority of the members of the Board of Directors. III. CALL NOTICE: Through individual messages sent to the Board Members. IV. PRESIDING: Chairman: Fernando Antonio Pimentel Melo, and Secretary: Cristina Alves Corrêa Justo Reis. V. AGENDA: Corporate Act: Replacement of the Chief Executive Officer of the Company and its subsidiary Contax S.A. VI. RESOLUTIONS: After the meeting was called to order, the Board Members acknowledged receipt of the letter of resignation from FRANCIS JAMES LEAHY MEANEY from his position of CHIEF EXECUTIVE OFFICER of the Company and its subsidiary Contax S.A. (“Contax”), dated December 16, 2010. All members of the Board thanked Mr. Meaney for his services, and subsequently approved the election of MICHEL NEVES SARKIS, Brazilian, married, business administrator, bearer of identity card (RG) no. 696.198 issued by SSP/ES and inscribed in the roll of individual taxpayers (CPF/MF) under no. 950.392.367-00, as the new CHIEF EXECUTIVE OFFICER of Contax Participações and its subsidiary Contax. Mr. Sarkis will also occupy the posts of Chief Financial and Investor Relations Officer of Contax Participações and Chief Financial Officer of its subsidiary Contax. The Executive Officer hereby elected will serve until the first Board of Directors Meeting held after the Annual General Meeting for the fiscal year ended 2012 at Contax Participações, and until the Annual General Meeting for the fiscal year ended 2011 at Contax. The Executive Officer hereby elected executes the Instruments of Investiture on this date and declares, under penalty of the law, to be legally apt to serve in this position and that he is not subject to any crimes or impediments set forth in CVM Rule 367 of May 29, 2002. The members of the Board of Directors authorized the call for the Extraordinary General Meeting of the subsidiary Contax to resolve on the election of Mr. Michel Neves Sarkis for the position of Chief Executive Officer of said company; VII. CLOSURE: There being no further business to discus, the meeting was adjourned and these minutes were drawn up, read, found to be in compliance and signed by all attending Board Members. Rio de Janeiro, December 17, 2010. (Signatures) Fernando Antonio Pimentel Melo (Chairman); Cristiano Yazbek Pereira; Armando Galhardo N. Guerra Junior; Marcel Cecchi Vieira; Paulo Edgar Trapp; Sérgio Francisco da Silva; Newton Carneiro da Cunha; Manuel Jeremias Leite Caldas. This is a free English translation of the original minutes drawn up in the Company’s records.

Rio de Janeiro, December 17, 2010.

Cristina Alves Corrêa Justo Reis

Secretary

EXTRAORDINARY BOARD OF DIRECTORS’ MEETING OF CONTAX PARTICIPAÇÕES S.A.

December 17, 2010, 10:30 a.m.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 21, 2010

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Michel Neves Sarkis
Name: Michel Neves Sarkis Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.